Exhibit 12.1

Calculation of Ratios of Earnings to Fixed Charges and
Earnings to Combined Fixed Charges and Preferred Stock Dividends

The following table sets forth the calculation of our ratios of earnings to fixed charges and our ratios of earnings to combined fixed charges and preferred stock dividends for each of the periods indicated (dollars in thousands):

	For the Year Ended December 31,		For the Period from August 9, 2011 (date operations commenced) through December 31, 2011
	2013	2012
Net income	$(84,470)	$250,180	$19,669
Fixed charges and preferred stock dividends:
Interest expense	38,754	22,067	1,737
Rent expense (1)	310	292	40
Preferred stock dividends (2)	—	—	—
Total fixed charges and preferred stock dividends	39,064	22,359	1,777
Earnings available to cover fixed charges and preferred stock dividends	$(45,406)	$272,539	$21,446

Ratio of earnings to fixed charges	(1.2)	12.2	12.1
Ratio of earnings to combined fixed charges and preferred stock dividends	(1.2)	12.2	12.1
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(1)     Represents a reasonable approximation of the interest factor included in rent expense.

(2)	There were no shares of preferred stock outstanding during the periods presented above and, therefore, there are no amounts for preferred stock dividends included in the above calculations.